UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2024
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Origin Agritech in Non- Compliance with NASDAQ Market Value of Listed Securities

On July 10, 2023, Origin Agritech Ltd. (the “Company”) received a letter from the NASDAQ Stock Market (“NASDAQ”) notifying the Company that it currently did not meet the minimum market value of listed securities requirements of having a market value of listed securities equal to or greater than $35 million (based upon the total ordinary shares outstanding multiplied by the closing bid price). Therefore, the Company was not in compliance with the continued listing rules of NASDAQ set forth in NASDAQ Listing Rules either 5550(b)(2). The non-compliance period was from May 24, through July 7, 2023.

On January 11, 2024, NASDAQ notified the Company that it continued to be in non-compliance with the minimum market value of listed securities requirements. Accordingly, its ordinary shares will be delisted from The Nasdaq Capital Market. The date of delisting will be January 22, 2024, unless the Company requests an appeal of the delisting determination, by 4:00 pm, EST, on January 18, 2024,

If the appeal is requested and approved, the ordinary shares will continue to trade during the pendency of the staff action.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: January 17, 2024